Name: Equity Fund 1™ Under Review [UPDATE]
Type: Email
Platform: Email
Date Posted/Sent: 23AUG2022

You are receiving this message as an update to our previous message with the same title sent on 08/03/2022. Changes to this message include content updates and an updated link to our latest registration documentation which you can find here.

Thanks for being a valued member of our community!

Hey,

Don't you just love it when you start seeing real **PROGRESS?**

Whether that's movement on your next investment deal or seeing the operations in your rental business come together like the final piece in a perfectly fitting puzzle...

It's an awesome feeling!

That's why I'm proud to report we've hit another milestone with ADPI Capital™ and Equity Fund 1™.

(drum roll please)...

We're officially under SEC Review 🎉

Typically it takes months for the SEC to review and qualify something as complex as Equity Fund 1™ and we are making great progress.

In fact, we're getting ready to turn in our next round of responses to SEC comments.

So what does this mean?

Well, it means that we should be well on our way to SEC qualification which means we are even closer to being able to put your hard-earned capital to work in passive commercial real estate opportunities

If you'd like to indicate interest and learn more, simply follow the steps below to get on the ***Official Investor Waitlist*** for ADPI Capital™ and Equity Fund 1™

Cheers,

Kevin Brenner
Director of Investor Relations, ADPI Capital™
Host, ADPI Podcast
invest@adpicapital.com

P.S. After you register on our Investor Portal you'll be all set to receive advanced notice of when we are officially qualified and when we'll be able to accept capital contributions to the Fund!